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Milan

Attn:	Julie Sherman

Vanessa Robertson

Lauren Hamill

Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

Re:	Environmental Impact Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed December 6, 2021

File No. 333-259375

Ladies and Gentlemen:

On behalf of our client, Environmental Impact Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 21, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on December 6, 2021. In response to the Comment Letter the Company intends to file Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 Filed December 6, 2021

Interests of ENVI Directors and Officers in the Business Combination, page 15

1.	We note the revisions you made in response to prior comment 4. We again reissue comment requesting that you specifically address the following:

•

Further revise your disclosure in the third, fourth, and fifth bullets on pages 15 and 78-79 to more specifically discuss in quantitative terms how economic incentives could result in substantial misalignment of interests between the Initial Stockholders and

*	In cooperation with the Law Office of Salman M. Al-Sudairi

December 23, 2021

public investors. Disclose that securities currently owned by the Initial Stockholders (i.e., founder ENVI Class B Common Stock and Insider Warrants) will have a significantly higher value at the time of the Business Combination, and disclose the estimated aggregate dollar value that such securities may be worth if the Business Combination occurs to demonstrate the potential profit, including any assumptions underpinning the estimate. Disclose that as the result of disparate outcomes dependent on the consummation of the Business Combination, the Sponsor may therefore be economically incentivized to recommend a business combination with a riskier, weaker-performing or less-established target business than would be the case if the Sponsor had paid the same per share price for the founder shares as the public shareholders paid for the public ENVI Units.

•

Revise your disclosure to specifically state whether, as of the date of this proxy statement/prospectus, the Sponsor, or any officer or director, has loaned any money to ENVI or incurred any fees or out-of-pocket expenses on behalf of ENVI for which such party will be seeking reimbursement. If there are no outstanding amounts for which such parties are awaiting reimbursement, please affirmatively state as such in our disclosure.

Response: In response to the Staff’s comment, the Company has revised pages 15, 16, 79, 80, 152 and 153 of the Registration Statement.

Background to the Business Combination, page 123

2.

We note your response to prior comment 5, in which you state that the current disclosure on page 126 fully addresses the extent to which the ENVI Board considered GreenLight’s April 19, 2021 comments on the draft LOI term sheet with respect to the GreenLight equity valuation. Please disclose whether, and if so how, ENVI’s Board considered any material factors or conditions with respect to GreenLight’s comments regarding any other material terms of the transaction structure (e.g., lock-up period, minimum cash condition, etc.) prior to accepting them. In this regard, we note that you disclose that on April 20, 2021, ENVI management updated its Board on the status of the negotiations and sent Green Light a revised draft of the LOI that “generally incorporated the proposed modifications from GreenLight from April 19, 2021” without providing further context or explanation for the reason(s) why, if any, the GreenLight comments were accepted. Additionally, it appears from your disclosure that even after the revised LOI was sent, between April 20, 2021 and April 21, 2021, certain enumerated “principal terms” continued to be negotiated. As such, please revise your disclosure to describe these negotiations and the basis for the outcome of such negotiations in more detail, identifying material proposals and counter offers. In doing so, specifically state which party proposed a term and which party proposed each counterproposal, identifying the source of each. The disclosure should provide investors with an understanding of how, when, and why the material terms of your proposed transaction evolved.

Response: In response to the Staff’s comment, the Company has revised page 128 of the Registration Statement.

December 23, 2021

Certain Company Projected Financial Information, page 143

3.

We reviewed revisions made to page 147 in response to the first prong of prior comment 7, which we reissue in part. We note that certain transactions which GreenLight benchmarked its revenue projections against through 2023 are now disclosed. Please further revise the disclosure in this section to elaborate on the basis for the selection of such benchmarks. To that end, please disclose: (1) The criteria by which GreenLight determined to benchmark its human health financial projections against the specified transactions, including the reasons why it was determined that such transactions involved companies comparable to GreenLight, if any; (2) Briefly describe the basis for the assessment, if any, that the preclinical-stage assets/programs involved in the identified transactions were similar to GreenLight’s COVID-19 and influenza vaccine programs.

Response: In response to the Staff’s comment, the Company has revised pages 149 through 151 of the Registration Statement.

4.

Please also revise your disclosure regarding the benchmark transactions to provide a brief description of the nature and key terms of each transaction, including any material context an investor will need to understand the basis for the comparison of such transactions to GreenLight’s intended partnership agreements and assumed agreement terms. By way of example and not limitation, on page 148 you state that the “2021 Everest-Providence preclinical Asia COVID-19 transaction” was a benchmark for 2023 financial projections assuming a GreenLight COVID vaccine partnership agreement in China without any description of the transaction. You also mention the “2018 Pfizer-BioNTech agreement for worldwide rights to a research-stage program” was a benchmark for 2023 financial projections assuming a GreenLight influenza vaccine partnership without describing the nature of the benchmark program or how it is comparable to GreenLight’s influenza vaccine program.

Response: In response to the Staff’s comment, the Company has revised pages 149 and 150 of the Registration Statement.

5.

We note that disclosure in this section states--and has stated since your initial filing—that the GreenLight Forecasts presented in this section were considered by the ENVI Board in its evaluation of the Business Combination. In light of that disclosure, and to confirm that this section discloses all material projections provided to and considered by the ENVI Board, please advise why you removed disclosure from page 148 of Amendment No. 2 that previously addressed:

•

GreenLight’s projections of expected revenue of $730 million, and the assumed bases therefor, from human health programs in 2025. In this regard, we note that the table on page 146 includes projected 2025 revenue of $849 million that would appear to include human health revenue expectations. and that the disclosure immediately proceeding the table states GreenLight management provided such projections to ENVI as part of ENVI’s due diligence process.

December 23, 2021

•

GreenLight’s projections of expected revenues from both plant and human health programs in 2026 and 2027. With regard to 2026 projections, we note that disclosure regarding the ENVI Board’s reasons for the business combination makes reference to “seven projected product launches and multiple clinical milestones expected through 2026” in the final bullet on page 131. Such reference seemingly implies that the ENVI Board may have received and considered material financial projections through at least 2026 in approving the Business Combination.

Response: In response to the Staff’s comment, the Company has revised page 151 of the Registration Statement to reinsert the projections that had previously been removed.

6.

Refer to the third bullet in prior comment 7, which we reissue. In connection with the projected financial information that was provided to the ENVI Board, revise to state in an appropriate place how, if at all, the Board considered and relied upon the GreenLight forecasts, particularly in light of the length of the projections, GreenLight’s current status as a development stage company with no approved products, and GreenLight’s plans to develop its COVID-19 vaccine program in a dynamic market. If not considered by the Board, include a negative statement to that effect.

Response: In response to the Staff’s comment, the Company has revised page 145 of the Registration Statement.

Our manufacturing for human health (mRNA), page 247

7.	We note your reference to the Samsung Agreements on page 247. Please revise to disclose the duration provisions of such agreements.

Response: In response to the Staff’s comment, the Company has revised page 250 of the Registration Statement.

Varroa mites, page 256

8.

In your pipeline disclosure regarding your Varroa mite program, your product candidate is described as a “bee-health asset” that is intended to target the Varroa mite to “protect bees, beekeepers, and pollination-dependent crops.” We note disclosure on page 256 stating that GreenLight has been field testing its Varroa mite product candidate, and that “to date, these tests demonstrate a measurable improvement in hive health.” Please revise to provide the basis for this statement, and describe the nature of and quantify the “measurable improvement.” In this regard, we note statements in your risk factor disclosure on pages 57-58 indicating that the honeybee ecosystem is complex, and that “a multitude of stressors can contribute to declines in honeybee health, making it difficult to determine whether or the degree to which [the Varroa mite product] benefits honeybees and, by implication, beekeepers.”

Response: In response to the Staff’s comment, the Company has revised page 259 of the Registration Statement.

December 23, 2021

9.

We reviewed revisions made to the disclosure in this section in response to prior comment 16, which we reissue in part. Given that the Varroa mite candidate is intended as a “bee- health asset,” briefly revise the pipeline disclosure regarding this program to address the adverse mortality effects on honeybee populations you have observed in high-dose field trials and discuss any material impact you expect such adverse effects may have on further product development or approval. Please also revise to provide a cross-reference to the relevant risk factor disclosures on this subject.

Response: In response to the Staff’s comment, the Company has revised page 260 of the Registration Statement.

Financial Statements for Environmental Impact Acquisition Corporation

Note 2. Restatement of Previously Issued Financial Statements, page F-9

10.

We note that you indicate in your Form 8-K filed on November 24, 2020 and here, that on November 23, 2021, the audit committee of the board of directors concluded that the Company’s audited balance sheet as of January 19, 2021 filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2021, should no longer be relied upon due to the reclassification of all of the Company’s Class A common stock as temporary equity. Please tell us where you have filed the audited balance sheet to reflect the restatement and to provide a new audit opinion.

Response: The Company respectfully advises the Staff that the audited balance sheet and new audit opinion are in process with the Company’s independent auditor and will be filed on a subsequent Current Report Form 8-K prior to seeking effectiveness of the Registration Statement.

11.

Please revise the disclosures in this note to clarify that in connection with the preparation of the September 30, 2021 financial statements, the Company originally concluded that the financial statements should be revised, but upon further consideration determined that the change was material and needed to be treated as a restatement.

Response: In response to the Staff’s comment, the Company has revised page F-9 of the Registration Statement.

Exhibits

12.

We note your disclosure in the exhibit index key that “certain confidential portions” have been omitted from various exhibits. To the extent you intend to redact information from any exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential.

Response: In response to the Staff’s comment, the Company has revised pages II-3 and II-4 of the Registration Statement.

*    *    *    *

December 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Daniel Coyne, Chief Executive Officer, Environmental Impact Acquisition Corp.

Marc Marano, Chief Financial Officer, Environmental Impact Acquisition Corp.

Brent Epstein, Latham & Watkins LLP